FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1          Interim Results announcement dated 20 July, 2004

Document No. 1

                                                                       Page 1
                      NORTHERN ROCK GROUP INTERIM RESULTS

20 July 2004

Northern Rock plc today issued its interim results for the six months ended 30 June 2004.

HIGHLIGHTS

Operating Performance

   -Total assets under management of GBP57.1 billion - an increase of 9.9%
    since 31 December 2003

   -Record total net lending of GBP5.1 billion - an increase of 30%

   -Record pipeline of total lending of GBP6.4 billion - up 47% from 30 June
    2003

   -Record residential net lending of GBP4.4 billion - an increase of 14.9%

   -Record pipeline of residential lending of GBP5.8 billion - up 47% from 30
    June 2003

   -Estimated share of UK net mortgage lending of 8.4% - up from 7.8% in the 2003 full year

   -Residential 3 months arrears at 0.39% (2003 - 0.45%) - significantly below the industry average

   -Enhanced funding - a new issuance of covered bonds of EUR2.0 billion creating a fourth funding platform


Profits

   -Pre tax profits, on a like-for-like basis, up by 14.1% to GBP200.3 million

   -Underlying ratio of costs to assets under management improved to 0.38%
    (from 0.42%)

   -Underlying ratio of costs to income improved to 30.3% (from 30.5%)


Shareholder Value

   -Capital - Tier 1 ratio improved to 9.5%

   -Earnings per share of 34.4p - an increase of 11.7%

   -Interim dividend per share of 8.5p - an increase of 13.3%

   -Return on equity of 20.4%


Adam J Applegarth, Chief Executive, said:

"The house purchase market should continue to slow but remortgage activity will remain buoyant. We expect, with that background, to continue to achieve the volumes of lending we require to reach our strategic growth targets. Our size, cost advantage, customer retention stance and our distribution capabilities will enable us to maintain our income growth and enhance shareholder value.

Our published results at the half-year stage are encouraging, even more so when looking at the underlying performance and the fundamental drivers of the business. We are in good shape to continue to deliver strong operational and financial results going forward and remain comfortable with the average of consensus forecasts for 2004, assuming that the current LIBOR / Bank Base Rate differential does not widen further."

Overview

During the first half of 2004, in a rising interest rate environment, compression in interest spreads occurred primarily through product mix and as a result of wholesale funding costs rising ahead of increases in Bank Base Rate. Despite this we grew our underlying total income by 9.0% to GBP340.4 million, further improved our cost efficiency and achieved growth in assets under management of 9.9%. This performance resulted in growth in reported pre-tax profit of 7.7%, or 14.1% on a like-for-like basis, and a return on equity of 20.4%.

Strategic diversification of our funding sources continued in the first half of 2004. Particularly notable was the establishment of a covered bond programme. Our established funding platforms comprising retail, non-retail and securitisation all performed as anticipated providing the finance to support our planned growth in lending volumes.

Lending

During the first half of 2004, total gross lending was GBP10,055 million, an increase of 28.2% (30 June 2003 - GBP7,845 million) with net lending of GBP5,091 million, an increase of 30.0% (30 June 2003 - GBP3,917 million). The record pipeline of total new business at the end of the first half was GBP6,373 million some 64% higher than at the end of last year and 47% above the same time last year, providing a solid base for our targets in the second half of the year. The record pipeline of residential lending was GBP5,802 million, some 69% higher than at the start of the year and 47% higher than at the same time last year.

Following three increases in Bank Base Rate in the first half of 2004, there are early indications of a slow-down in housing transactions and the rate of house price inflation. The market remains in a healthy condition underpinned by relatively low interest rates, low unemployment and a restricted supply of new housing stock. We expect that the number of housing transactions will be around
1.4 million in 2004, at the lower end of the range seen over the long term, and will remain at that level for the next couple of years. Traditionally, as interest rates rise, gross lending has fallen. This relationship no longer applies because of the increased liquidity in the mortgage refinance market, due to the removal of overhanging redemption penalties together with a clear financial incentive for customers to refinance to obtain better deals as interest rates rise. We expect remortgaging activity to remain strong, offsetting substantially the reduction in house purchase lending resulting in only a moderate slowing in the gross lending market. Residential net lending will slow more rapidly due to a reduction in equity withdrawal as house price growth slows, although this will be moderated to some degree by older people releasing equity to sustain lifestyles through products such as our Home Equity Release Mortgage ("HERM").

Against this background we achieved strong gross residential lending of GBP8,512 million (30 June 2003 - GBP6,947 million) an increase of 22.5%. Net residential lending was GBP4,367 million (30 June 2003 - GBP3,800 million) an increase of 14.9%. Based upon estimated market performance in the first half, our share of gross lending for the first six months of the year was 6.0%, net lending 8.4% and redemptions 4.6% (31 December 2003 - 5.5%, 7.8% and 4.1%), all comparing favourably with our estimated share of stock of mortgages at 30 June 2004 of 5.0%. Of the reported GBP4,145 million of redemptions, nearly 20% were either partial capital repayments or over payments made by borrowers on flexible loans. This means that core redemptions in the first half were restricted to GBP3,358 million, lower than in the second half of 2003.

The risk profile of new residential lending continued to be very good in the first half of 2004. The proportion of lending below 90% LTV increased to 78% compared with 71% during 2003. Less than 4% of loans were over GBP500,000.
Lending to first time buyers was 22% resulting in almost 80% of our new borrowers having a proven payment history. We also maintained a good diversified geographic spread of lending. The average indexed LTV of our mortgage book is now 54% (31 December 2003 - 55%), providing strong cover in the event of default.

Our mix of new residential lending in the first half of 2004 reflected customers' preferences initially for discount and tracker mortgages and, as interest rates increased, for fixed rate products, although demand remained strongest for short term fixes.

Our credit bundling product "together", which combines a secured and unsecured loan at one interest rate and one monthly payment, continued to be popular. New business volumes for "together" products amounted to GBP2,545 million of which GBP2,164 million were advances secured on residential property representing 28% of new residential lending, excluding further advances. Outstanding balances of "together" mortgages remained a stable proportion of our mortgage portfolio throughout the first half of 2004 and stood at 19.6% at 30 June 2004 (31 December 2003 - 20.1%). Sales of our equity release product "HERM" continued to increase steadily with completions of GBP160 million resulting in a book of GBP1,290 million at 30 June 2004.

In the first half of 2003 growth of our unsecured lending portfolio was deliberately constrained due to international events and a possibility of economic downturn. Growth of standalone unsecured lending not linked to a residential mortgage recommenced in the second half of 2003 and has continued in the first half of 2004. This lending is high quality lending driven by risk reward pricing and our application scoring process. Total personal unsecured gross lending was GBP1,331 million (30 June 2003 - GBP690 million / 31 December 2003 - GBP1,694 million) and net lending GBP661 million (30 June 2003 - GBP50 million / 31 December 2003 - GBP569 million). Of these amounts "bundled" unsecured lending accounted for 28.6% (30 June 2003 - 41.8%) of gross and 23.6% (30 June 2003 - 63.4%) of net respectively.

We have continued to grow our commercial mortgage portfolio moderately ensuring that the quality of new lending is not compromised. Gross secured commercial lending amounted to GBP212 million (30 June 2003 - GBP208 million) and net lending amounted to GBP63 million (30 June 2003 - GBP67 million).

The low risk nature of our lending is demonstrated by the composition of our portfolios. At 30 June 2004 91.7% of our loans under management were secured loans (31 December 2003 - 92.4%) with only 8.3% within our unsecured portfolios (31 December 2003 - 7.6%).

Arrears and Possessions

Residential mortgage arrears have further improved from the year end position despite the growth in mortgage balances under management. 2,141 accounts were three months or more in arrears at 30 June 2004 (31 December 2003 - 2,414) representing only 0.39% of all mortgage accounts (31 December 2003 - 0.45%), significantly less than the UK average at 31 December 2003 of 0.81%. The "together" secured advances payment performance remained consistent with three months or more arrears stable at 0.77% (31 December 2003 - 0.77%). 191 properties, representing only 0.03% of all accounts, were in possession at 30 June 2004 compared with 179 at the end of 2003.

Personal unsecured loan arrears are also significantly better than industry average and reflect our policy of attracting high quality lending via our risk reward pricing. At 30 June 2004 only 0.94% of our standalone personal unsecured loans were three months or more in arrears (31 December 2003 - 0.98%) compared with an industry average of around 3%. Unsecured loans within the "together" brand continued to perform in line with the "together" secured advances and better than traditional personal unsecured loans with only 0.80% three months or more in arrears (31 December 2003 - 0.80%).

Our commercial loan portfolio also continued to perform well with only 0.50% of our commercial loans three months or more in arrears (31 December 2003 - 0.53%).

Retail Funding

Our retail franchise remains an important part of our funding strategy with total balances at 30 June 2004 amounting to GBP16.2 billion in approximately 1.5 million accounts. The volume and success of our non-retail funding and securitisation and covered bond issues in the first half of 2004 meant that we did not compete aggressively for new retail deposits, which would have further increased liquidity against a rising interest rate background. As a consequence, there was a small net outflow of funds of GBP163 million, including accumulated interest of GBP203 million. In the second half of the year we intend to have only one further tranche of securitisation and so we anticipate that we will achieve a positive net inflow of cash deposits over the full year. We remain committed to maintaining at least 50% of our on-balance sheet advances funded by retail deposits.

Non-Retail Funding

At 30 June 2004 non-retail balances were GBP15.1 billion, a reduction of GBP1,916 million following the success of our two securitisation and one covered bond issues in the first half. Northern Rock is a recognised global name with established Euro and US medium term note and commercial paper programmes. In the first half of 2004 we also established a EUR2 billion French certificate of deposit programme providing additional diversification into French investors. Of our total non-retail funding over half has an original maturity of over 12 months providing a balanced split of short term and medium term funding.

Securitisation

In the first half of 2004 we raised a further GBP7.12 billion in two securitisation transactions. To date we have completed 12 residential securitisation issues and one commercial mortgage issue raising GBP26.2 billion with GBP20.3 billion outstanding at 30 June 2004. We continue to ensure that the average LTV of mortgages securitised reflects those of our recently originated mortgages. Our transactions continue to be noticeably oversubscribed resulting in improvements in pricing being achieved in 2004. Advances subject to securitisation are shown under linked presentation as off-balance sheet loans.

At 30 June 2004 total assets under management subject to securitisation amounted to GBP21.5 billion, representing 37.7% of total assets under management. Securitised bonds represent 38.4% of our total funding balances, including retail, non-retail and covered bond balances, as at 30 June 2004.

Covered Bond

In April we raised EUR2.0 billion from an inaugural covered bond issue from our newly established EUR10 billion programme. The covered bond is secured by a pool of ring-fenced residential mortgages. They remain on-balance sheet as Northern Rock retains substantially all the risks and rewards associated with the loans.

Assets

Assets under management, including assets subject to securitisation, at 30 June 2004 amounted to GBP57.1 billion, an increase of 9.9% compared with GBP51.9 billion at 31 December 2003 and a rise of 17.8% from June 2003. The balance sheet (which shows the securitised bonds as a deduction from assets) grew by 6.1% to GBP36.8 billion compared with GBP34.7 billion at 30 June 2003.

Total Income and Margins

Total income in the first half of 2004 was GBP340.4 million. This represents an increase of 9.0% over underlying total income (excluding the surplus on disposal of the credit card portfolio of GBP7.3 million) of GBP312.2 million in the first half of 2003, or an increase of 6.5% over reported total income. Our strategy is for unit costs to continue to improve so our total income:assets ratio can reduce and we can still maintain stable returns on mean balance sheet assets. In the event, total income as a proportion of mean total balance sheet assets at 1.84% is little changed from the underlying ratio of 1.86% in the first half of 2003.

In line with the rapid growth in securitised assets and the reduction in interest spread, the ratio of total income to mean total assets under management eased to 1.25%, compared with an underlying 1.38% in the first half of 2003.

Group interest margin and spread are calculated by taking into account all interest recorded in the profit and loss account including that relating to securitised assets and liabilities. Similarly, average interest earning assets and liabilities includes those on-balance sheet and those subject to securitisation. In the first half of 2004 wholesale and securitisation funding costs were adversely affected by increases in money market rates with 3 month LIBOR being on average 31 basis points higher than Bank Base Rate, compared with 16 basis points higher in the second half of 2003 and 8 basis points lower in the first half of 2003. This resulted in a 4 basis points decrease in funding spread compared with the full year in 2003. At 30 June 2004 almost 60% of the residential mortgage book is represented by fixed rate lending, mainly short-term fixes. Such lending attracts lower spreads offset by a higher contribution to other income through fees. This, together with the risk reward stance on unsecured lending, the loss of credit card interest income and higher levels of liquidity resulted in a reduction of 9 basis points in asset spread compared with the full year in 2003. Overall, interest spread was 77 basis points, a reduction of 13 basis points compared with the 90 basis points earned in 2003 or a 10 basis points reduction compared with the 87 basis points in the second half of 2003. Net interest margin of 85 basis points represented a reduction of 12 basis points compared with the 97 basis points for the whole of 2003 reflecting the change in spreads and higher interest rates.

Other income has increased by 23.8% to GBP113.4 million (30 June 2003 - GBP91.6 million, excluding the surplus on the sale of the credit card portfolio). Commissions of GBP36.4 million (30 June 2003 - GBP33.9 million) primarily relate to the sale of third party insurance products and have benefited from the increase in volumes of unsecured lending. Fees (net of service charges) grew by 32.3% to GBP67.6 million (30 June 2003 - GBP51.1 million) reflecting both the growth and mix of residential lending and the volume of mortgage retention business.

Expenses

Total operating expenses amounted to GBP103.3 million representing an increase of only 8.4% over underlying operating expenses of GBP95.3 million in the first half of 2003. This is significantly less than the growth in assets under management of 17.8% over the last twelve months and resulted in the ratio of costs to assets under management falling to 0.38% from 0.42% in the equivalent period last year. On the same basis the cost to income ratio has improved by 0.2% to 30.3% (30 June 2003 - 30.5%) despite the extra regulatory costs associated with mortgage regulation, Basel II and International Accounting
Standards. We remain committed to our strategy of seeking cost efficiency improvements every year.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of its pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly, but not exclusively, in the North East of England. The donation from 2004 first half profits amounts to GBP10.0 million (30 June 2003 - GBP9.3 million). Since flotation in 1997, over GBP100 million has been made available for charities through The Northern Rock Foundation.

Provisions

The total charge for provisions for bad and doubtful debts amounted to GBP24.3 million for the first half (30 June 2003 - GBP26.5 million) representing 0.17% of mean advances to customers (30 June 2003 - 0.22%). The charge of GBP0.9 million in respect of secured residential advances (30 June 2003 - GBP9.1 million) reflects the continued low level of arrears and low indexed LTV of the residential book. The charge of GBP22.7 million in respect of our unsecured portfolios (30 June 2003 - GBP16.6 million) maintains the provision cover against outstanding balances broadly in line with that at the end of 2003 at 1.66% (31 December 2003 - 1.70%). The charge on our other secured loans amounted to GBP0.7 million compared with GBP0.8 million in the equivalent period last year.

Taxation

The effective tax rate for the first half was 29.0% the same as in the first half of 2003. We anticipate that the ongoing effective tax rate will be in the range of 29% - 30%.

Profits and EPS

The 2003 first half results have been restated to reflect a change in accounting policy following the adoption of UITF 38 resulting in an increase in staff costs and a decrease in profit of GBP0.3 million (31 December 2003 - GBP0.2 million) - see note 1a.

On a reported basis, profit before tax increased by 7.7% to GBP200.3 million from the restated 2003 first half amount of GBP185.9 million. On a like-for-like basis (excluding from the restated 2003 first half results the GBP7.3 million surplus on the disposal of the credit card portfolio and a GBP3.6 million contribution prior to its sale, together with the effect on the covenant to The Northern Rock Foundation), profit before tax in the first half of 2004 increased by 14.1%. On the same basis like-for-like profit after tax increased by 14.1% to GBP142.2 million with reported profit after tax increasing by 7.8%. Return on equity in the first half of 2004 was 20.4% compared with a restated underlying 20.9% in the first half of 2003.

Earnings per share was 34.4p in the first half of 2004, an increase of 11.7% compared with underlying earnings per share of 30.8p and an increase of 7.5% compared with reported earnings per share for the equivalent period in 2003.

Dividends

The proposed interim dividend is 8.5p per share payable on 29 October 2004 to shareholders on the register on 29 September 2004, a 13.3% increase over the 2003 interim dividend of 7.5p.

International Accounting Standards

We are making good progress in our preparations for the introduction of International Accounting Standards with effect from 1 January 2005. It is still not possible to determine the exact effect on our results at this stage due to the nature of the standards themselves, particularly the greater use of fair values, and the uncertainty as to whether the European Union will adopt the current versions of International Financial Reporting Standards for financial instruments (IAS 32 and 39). In addition, the taxation and capital treatment of potential changes will affect both the financial statements and capital management. Both remain to be finalised by the Inland Revenue and the Financial Services Authority respectively.

The new standards, particularly those relating to hedge accounting, are likely to result in increased volatility of reported earnings although the overall underlying cashflows will remain unchanged. We will aim to maintain effective economic hedging policies whilst at the same time minimising volatility to earnings. The hedge accounting results determined under US GAAP and reported in our annual 20-F are unlikely to reflect those anticipated under IAS 39.

Capital

At 30 June 2004 total capital amounted to GBP3,221 million resulting in a total capital ratio of 16.0%. Tier 1 capital was GBP1,909 million and the Tier 1 ratio 9.5%, comfortably above our internal minimum target of 8.0%. The comparable ratios at 31 December 2003 were 14.3% and 9.0% respectively.

In the first half of 2004 we raised $700 million (GBP396 million equivalent) of Upper Tier 2 capital via our US medium term note programme delivering an excellent diversification of capital from the US domestic market.

We continue with our preparations for the introduction of the new capital accord under Basel II. We are pleased that the Retail Internal Ratings Based ("IRB") approach that we intend to adopt is to be implemented with effect from 1 January 2007 rather than a year later which is the timetable for the Advanced IRB. This timetable could, however, be affected if the passing of the required EU legislation does not meet its own tight timetable. We anticipate potential capital savings in response to our low risk balance sheet subject to stances to be taken by the Financial Services Authority and rating agencies. We will continue to manage actively our capital base to minimise our cost of capital and to maximise capital flexibility.

Outlook

The effect of rising interest rates will result in a slowing of house price inflation and lower levels of housing transactions. Growth in the levels of remortgage activity will substantially offset this effect. As Bank Base Rate continues to rise and move towards its peak the LIBOR / Bank Base Rate gap can be expected to recover.

Our strong pipeline at the start of the second half means that the growth in Northern Rock's assets under management in 2004 should be within the top half of our strategic target of 20% + / - 5%. Such volume growth will support our continued growth in total income and returns to shareholders. Looking beyond 2004, our strategic targets of asset under management growth of 20% + / - 5%, profit growth of 15% + / - 5% and return on equity in the range of 19% to 22% remain in place.

We will continue to develop each of our funding sources with the objective of diversifying the type, geographic location and duration of all types of funding. Our investments in premises, people and systems give us the capacity for future growth and enable us to meet increasing regulatory requirements.

The range of pre-tax profit expectations for 2004, as provided by 21 of the major bank analysts, is GBP395 million to GBP444 million, with a mean of GBP429 million, like-for-like growth of 12.4%. Northern Rock is comfortable with this consensus mean, assuming that the LIBOR / Bank Base Rate gap does not widen further.

We remain confident of the continued success of the Northern Rock business model.


                         FINANCIAL HIGHLIGHTS
                         Six months to 30 June                       Full Year
                             2004                  2003                    2003
                             GBPm           (Restated)1              (Restated)1
                                                   GBPm                    GBPm
Key Performance Figures

Gross Lending             10,055                   7,845               17,315
Net lending                5,091                   3,917                8,514
Net retail funding          (163)                    320                1,007
Securitisation issues      7,122                   5,504                7,730
Covered bond issue         1,341                       -                    -
Net non-retail funding    (1,916)                  1,654                3,317


Key Ratios -                   %                       %                   %
Balance Sheet
Growth in assets under
management4 5                  9.9                    15.7                24.0
Balance sheet growth4         (0.8)                    6.3                13.8
Growth in risk weighted
assets                         2.3                     3.4                14.2
Total capital ratio           16.0                    15.4                14.3
Tier 1 ratio                   9.5                     9.5                 9.0

Key Ratios -  Profit and Loss




                  Underlying Reported  Underlying2 Reported  Underlying2  Reported
                                        Restated)1 (Restated)1(Restated)1(Restated)1
                         %       %           %        %           %           %

Total income :mean
balance sheet assets  1.84     1.84         1.86     1.90         1.87     1.89
Total income :
mean assets
under
management             1.25    1.25         1.38     1.41         1.39     1.41
Interest margin        0.85    0.85         1.00     1.00         0.97     0.97
Interest spread        0.77    0.77         0.92     0.92         0.90     0.90
Cost to income ratio   30.3    30.3         30.5     29.8         29.8     30.3
Cost to asset ratio    0.56    0.56         0.57     0.57         0.56     0.57
Cost to assets under
management ratio       0.38    0.38         0.42     0.42         0.41     0.43
Provision charge as
% of mean advances
to customers           0.17    0.17         0.22     0.22         0.19     0.19
Pretax profit growth   12.0     7.7         17.9     22.5         18.3     18.8

Pre tax profit growth
(adjusted)3            14.1     9.8         n/a      n/a           n/a     n/a
Effective tax rate     29.0    29.0         29.0     29.0         29.0     29.0
Posttax profit growth  12.0     7.8         20.0     24.7         19.4     19.9

Post tax profit
growth(adjusted)3      14.1     9.8         n/a      n/a           n/a     n/a
Post tax return on
mean equity            20.4    20.4         20.9     21.7         21.8     21.9
Post tax return on
mean assets            0.77    0.77         0.75    0.78          0.78     0.79
Post tax return on
mean assets under
management             0.52    0.52         0.56     0.58         0.58     0.58

Shareholder         p/share  p/share     p/share  p/share      p/share  p/share
Information          -
Earnings per share   34.4    34.4          30.8     32.0         66.3     66.6
Fully diluted
earnings per share   34.2    34.2          30.6     31.7         65.7     66.0
Dividend per share    8.5     8.5           7.5      7.5         23.3     23.3


Notes

1. 2003 ratios have been restated, where necessary, following the introduction of UITF Abstract 38 - Accounting for ESOP Trusts (see note 1a).

2. Underlying ratios in 2003 exclude the effects of the first half GBP7.3 million surplus on disposal of the credit card portfolio and the second half GBP5.6 million non-recurring costs associated with the closure of certain branches, together with the effect on the covenant to The Northern Rock Foundation. A reconciliation of reported and underlying profits for 2003 is set out in note 9.

3. Profit growth (adjusted) for the six months to 30 June 2004 represents the growth over underlying and reported profit for the six months to 30 June 2003 (note 9) excluding the GBP3.6 million contribution to profit from the credit card portfolio prior to its disposal on 30 May 2003(see note 10), adjusted for the effect of the covenant to The Northern Rock Foundation.

4. Asset growth in 2004 represents the growth of assets under management and balance sheet assets between 31 December 2003 and 30 June 2004.

5. Assets under management are defined as total balance sheet assets plus non-recourse finance.


                             FINANCIAL INFORMATION
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                  Six months to 30 June       Full Year
                     Note           2004           2003            2003
                              (Unaudited)    (Unaudited)       (Audited)
                                              (Restated)      (Restated)
                                    GBPm           GBPm            GBPm

Interest receivable
  interest receivable
  and similar income
  arising from debt
  securities                        89.6           78.6           159.1
  other interest
  receivable and                   752.2          628.8         1,279.9
  similar income
  securitisation
  interest                         453.2          329.1           696.0
  receivable

  securitisation                  (395.9)        (250.5)         (538.3)
  interest payable             ---------      ---------       ---------

                                   899.1          786.0         1,596.7
Interest payable                  (685.0)        (572.6)       (1,164.8)
Income from equity
shares and
variable yield
securities                          12.9            7.2            18.8
                               ---------      ---------       ---------
Net interest income     3          227.0          220.6           450.7

Fees and commissions               128.9          103.4           216.9
receivable
Fees and commissions               (24.9)         (18.4)          (43.1)
 payable
Other operating                      9.4            6.6            27.9
income
Surplus on sale of
credit card                            -            7.3             7.3
portfolio                      ---------      ---------       ---------
Total non-interest      5          113.4           98.9           209.0
income
                               ---------      ---------       ---------
Total income            2          340.4          319.5           659.7

Administrative expenses
    operating                      (94.7)         (87.6)         (178.0)
    non-recurring                      -              -            (5.6)
    covenant to The
    Northern Rock                  (10.0)          (9.3)          (19.3)
    Foundation                 ---------      ---------       ---------
Total administrative              (104.7)         (96.9)         (202.9)
expenses

Depreciation and
amortisation
  tangible fixed                    (8.6)          (7.7)          (16.5)
  assets
  goodwill                          (1.8)          (1.8)           (3.6)
                                 ---------      ---------       ---------
Total depreciation
and amortisation                   (10.4)          (9.5)          (20.1)
amortisation                     ---------      ---------       ---------
Operating expenses      6         (115.1)        (106.4)         (223.0)

Provisions for bad
and doubtful debts      7          (24.3)         (26.5)          (48.7)

Amounts written off
fixed asset investments             (0.7)          (0.7)           (1.4)
                                 ---------      ---------       ---------
Profit on ordinary
activities before tax              200.3          185.9           386.6

Tax on profit on
ordinary activities                (58.1)         (54.0)         (112.2)

                                 ---------      ---------       ---------
Profit on ordinary
activities after tax               142.2          131.9           274.4

Dividends                          (35.3)         (31.2)          (96.3)
                                 ---------      ---------       ---------
Profit retained for                106.9          100.7           178.1
the period
                                 ---------      ---------       ---------

Earnings per share     11           34.4p          32.0p           66.6p
Underlying earnings    11           34.4p          30.8p           66.3p
per share

Fully diluted          11           34.2p          31.7p           66.0p
earnings per share
Underlying fully
diluted                11           34.2p          30.6p           65.7p
earnings per share

                                                                        Page 11

                           CONSOLIDATED BALANCE SHEET

                        Note       30 June       30 June   31 December
                                      2004          2003          2003
                               (Unaudited)   (Unaudited)     (Audited)
                                              (Restated)    (Restated)
                                     GBPm           GBPm          GBPm
Assets
Cash and balances at                   7.7           7.0          11.6
central banks
Loans and advances to              3,339.6       4,360.0       3,450.2
banks

Loans and advances to
customers                         26,475.6      23,535.7      27,355.8
not subject to
securitisation
Loans and advances to
customers                         21,535.2      14,706.7      15,678.7
subject to
securitisation
Less: non-recourse        14     (20,267.5)    (13,765.0)    (14,832.4)
finance                            ---------     ---------     ---------
                          13      27,743.3      24,477.4      28,202.1

Debt securities                    4,320.7       4,511.3       4,185.5
Equity shares and other
variable                             500.7         421.6         410.8
yield securities
Intangible fixed assets               28.9          32.5          30.7
Tangible fixed assets                198.0         160.2         179.1
Other assets                          63.5          99.1          76.6
Prepayments and accrued              614.9         619.7         564.8
income
                                  ---------     ---------    ---------
Total assets                      36,817.3      34,688.8      37,111.4
                                  ---------     ---------    ---------

Liabilities
Deposits by banks                  1,586.5       1,653.7       1,461.5
Customer accounts         16      18,718.4      18,278.5      18,797.3
Debt securities in                12,276.2      11,036.8      13,060.1
issue
Other liabilities                    321.1         401.1         338.8
Accruals and deferred                422.2         415.8         475.3
income
Provisions for
liabilities and                       25.3          12.6          19.0
charges
Subordinated                       1,515.7       1,119.5       1,119.5
liabilities
Reserve capital                      300.0         300.0         300.0
instruments
Tier one notes                       200.0         200.0         200.0
                                  ---------     ---------     ---------
Total subordinated                 2,015.7       1,619.5       1,619.5
liabilities

Called up share capital              123.9         123.9         123.9
Share premium account                  6.8           6.8           6.8
Capital redemption                     7.3           7.3           7.3
reserve
Profit and loss account   17       1,313.9       1,132.8       1,201.9
                                  ---------     ---------     ---------
Shareholders' funds -              1,451.9       1,270.8       1,339.9
equity
                                  ---------     ---------     ---------
Total liabilities                 36,817.3      34,688.8      37,111.4
                                  ---------     ---------     ---------

Non-recourse finance              20,267.5      13,765.0      14,832.4
                                  ---------     ---------     ---------
Assets under management           57,084.8      48,453.8      51,943.8
                                  ---------     ---------     ---------

                                                                        Page 12

                        CONSOLIDATED CASH FLOW STATEMENT

                                Six months to  30 June       Full year
                                   2004           2003            2003
                            (Unaudited)    (Unaudited)       (Audited)
                                   GBPm           GBPm            GBPm

Net cash (outflow)/inflow
from                             (435.5)       1,052.0           845.8
operating activities (note
20)
Returns on investments and
servicing of finance              (39.7)         (34.7)          (86.9)
Taxation                          (47.9)         (45.5)          (96.0)
Capital expenditure and
financial                        (319.8)        (620.1)         (419.5)
investment
Acquisitions and disposals            -          217.0           217.0
Equity dividends paid             (65.4)         (56.7)          (87.6)
                              ---------      ---------      ----------
Net cash (outflow)/ inflow
before financing                 (908.3)         512.0           372.8
Financing                         396.1              -               -
                              ---------      ---------      ----------
(Decrease)/increase in           (512.2)         512.0           372.8
cash                          ---------      ---------      ----------


               RECONCILIATION OF MOVEMENTS IN SHAREHOLDER'S FUNDS

                                  30 June          30 June  31 December
                                     2004             2003         2003
                               (Unaudited)      (Unaudited)   (Audited)
                                                (Restated)   (Restated)
                                      GBPm           GBPm         GBPm

Profit retained                      106.9          100.7        178.1
Opening shareholders' funds -
as previously reported             1,339.9        1,209.6      1,209.6

Prior year adjustment -
  UITF 38 (note 1a)
    Reduction in
    shareholders' funds                  -          (44.5)       (44.5)
    prior to 1 January 2003

    Movement in relation to
    own shares                           -            5.0         (3.3)
                                  ---------      ---------   ----------
                                         -          (39.5)       (47.8)
Movement in relation to own
shares                                 5.1              -            -
                                   ---------      ---------   ----------
Closing shareholders' funds        1,451.9        1,270.8      1,339.9
                                   ---------      ---------   ----------


                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                   30 June        30 June  31 December
                                      2004           2003         2003
                               (Unaudited)    (Unaudited)    (Audited)
                                               (Restated)    Restated)
                                      GBPm           GBPm         GBPm

Profit retained                      106.9          100.7        178.1
                                  ---------      ---------   ----------
Total recognised gains and
losses for the period                106.9          100.7        178.1
Prior year adjustment - UITF
38 (note 1a)                           0.3             -            -
                                  ---------      ---------   ----------
Total recognised gains and
losses recognised since the          107.2          100.7        178.1
last annual accounts               ---------      ---------   ----------

                                                                       Page 13


                              Notes to the results


1a) Change in Accounting Policy

The Group has implemented the requirements of Urgent Issues Task Force ("UITF") Abstract 38 - "Accounting for ESOP Trusts" with effect from 1 January 2004. As a result, holdings of Ordinary shares in Northern Rock plc owned by the Group's employee share ownership trusts are now shown as a deduction from shareholders' funds. Previously they were shown as part of other assets in the balance sheet. Purchases and sales of Northern Rock plc Ordinary shares are now accounted for as movements in shareholders' funds and no gains and losses are reflected in the Profit and Loss account. The charge to the Profit and Loss account in respect of shares and share options granted to employees that are expected to be met from shares held by employee share trusts is now based on the difference between the value on the date of grant and the exercise price. Previously, where shares were purchased to meet these obligations, the charge was based on the carrying value of the shares.

The effect of this change in accounting policy, which has been accounted for as a prior year adjustment, is to increase staff costs and decrease profit for the 6 months ended 30 June 2004 by GBP0.2 million (6 months to 30 June 2003 - GBP0.3 million: year to 31 December 2003 - GBP0.2 million). The effect on other assets, other liabilities, staff costs and shareholders' funds at the balance sheet dates is as follows:


                                     30 June        30 June     31 December
                                        2004           2003            2003
                                  (Unaudited)    (Unaudited)       (Audited)
                                        GBPm           GBPm            GBPm

Reduction in shareholders'
funds - beginning of                   (48.0)         (44.5)         (44.5)
period (note 17)
Movement in relation to own
shares (note 18)                         5.1            5.0           (3.3)
Increase in staff costs
during period                           (0.2)          (0.3)          (0.2)
                                     ---------      ---------    ---------
Reduction in shareholders'
funds                                  (43.1)         (39.8)         (48.0)
- end of period                      ---------      ---------    ---------

The reduction in shareholders' funds
comprises:
Reduction in other assets              (43.1)         (40.5)         (48.8)
Reduction in other liabilities
                                           -            0.7            0.8
                                     ---------      ---------    ---------
                                        (43.1)         (39.8)        (48.0)
                                     ---------      ---------    ---------

The cumulative difference in the amount credited through the profit and loss account in the period up to 31 December 2003 amounted to GBP0.3 million.

1b) Securitisation - Changes in Presentation

a) Interest payable on securitised bonds is deducted from interest receivable on securitised assets on the face of the Profit and Loss account using linked presentation. In the first half of 2003 the linked presentation was included within other income but with effect from the 2003 year end has changed to be included within interest receivable. The change has no impact on total income or profit and results in a more appropriate disclosure of net interest income which is used in the calculation of interest margin and spread of the Group.

b) Northern Rock retains an interest ("seller's share") in assets subject to securitisation via a master trust. At the 2003 half year, and previously, the retained interest was included in loans and advances not subject to securitisation. At the 31 December 2003 year end this treatment was revised (with effect from the 2003 year end) so as to include such assets within loans and advances subject to securitisation (see note 14). The 30 June 2003 balance sheet has been amended to reflect this revised presentation. This change has no impact on total assets or total assets under management. The interest income received by Northern Rock in respect of the retained interest is included within the Profit and Loss account heading "other interest receivable and similar income".


2. Total Income

                                  Six months to 30 June       Full Year
                                  2004              2003           2003
                                              (Restated)
                                  GBPm              GBPm           GBPm

Net interest income              227.0           220.6            450.7
Other income                     113.4            98.9            209.0
                                --------        --------         --------
Total income                     340.4           319.5            659.7
                                --------        --------         --------

Mean total assets             36,964.4        33,654.4         34,865.7
Mean assets under management  54,514.3        45,164.2         46,909.2

Total income : mean total         1.84%           1.90%            1.89%
assets
Total income : mean total
assets  (underlying)              1.84%           1.86%            1.87%
Total income : mean assets
under management                  1.25%           1.41%            1.41%
Total income : mean assets
under management (underlying)     1.25%           1.38%            1.39%


The above underlying ratios for 2003 first half and 2003 full year exclude the GBP7.3 million profit on sale of the credit card portfolio (see note 10).


3. Interest Spread and Margin

                                 Six months to 30 June           Full Year
                                   2004           2003                2003
                                   GBPm           GBPm                GBPm

Interest receivable             1,307.9        1,043.7            2,153.8
Interest payable               (1,080.9)        (823.1)          (1,703.1)
                                --------       --------           --------
Net interest income               227.0          220.6              450.7
                                --------       --------           --------
Average balances

Interest bearing assets        53,238.4       44,271.2           46,435.1
Interest bearing liabilities   52,147.2       43,376.6           45,570.6

Interest margin                    0.85%         1.00%              0.97%
Interest spread                    0.77%         0.92%              0.90%

Interest receivable and payable represent amounts reported in the Profit and Loss account, adjusted to transfer securitisation interest payable to interest payable, and include income from equity shares and other variable yield securities in interest receivable. Interest bearing assets and liabilities have been adjusted for securitised assets and non-recourse finance and interest bearing assets include equity shares and other variable yield securities.

Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.


4. Deferred Mortgage Incentive Costs

An analysis of the movement in the deferred mortgage incentive costs is set out in the following table:

                                   Six months to 30 June           Full Year
                                     2004           2003                2003
                                     GBPm           GBPm                GBPm

Balance Sheet:
Opening balance                     236.9           257.5              257.5
Additions                           165.5           145.2              327.1
Amortisation                       (182.8)         (148.1)            (347.7)
                                   --------       --------           --------
Closing balance                     219.6           254.6              236.9
                                   --------       --------           --------

Profit and Loss account:
Amortisation                        177.6           145.5              340.7
Current year immediate write off      5.2             2.6                7.0
                                   --------       --------           --------
                                    182.8           148.1              347.7
                                   --------       --------           --------

5. Other Income
                                   Six months to 30 June          Full Year
                                  2004              2003               2003
                                               (Restated)
                                  GBPm              GBPm               GBPm

Commissions                       36.4               33.9              67.8
Fees (net of service charges)     67.6               51.1             106.0
Subsidiaries and others            9.4                6.6              27.9
                               -------           --------          --------
                                 113.4               91.6             201.7
Surplus on sale of credit card       -                7.3               7.3
portfolio                      -------           --------          --------
                                 113.4               98.9             209.0
                              --------           --------          --------

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock Foundation and amortisation of goodwill are as follows:


                                Six months to 30 June           Full Year
                                 2004            2003                2003
                                            (Restated)          (Restated)
                                 GBPm            GBPm                GBPm

Staff costs                      55.3            49.5               101.0
Other expenses                   39.4            38.1                77.0
Depreciation                      8.6             7.7                16.5
                             --------        --------            --------
Total recurring expenses        103.3            95.3               194.5
Non-recurring costs                 -               -                 5.6
                             --------        --------            --------
Total operating expenses        103.3            95.3               200.1
                             --------        --------            --------

Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches.


The average number of persons employed by the Group was as follows:

                        Six months to 30 June                Full Year
                         2004            2003                     2003

Full time               3,674           3,385                    3,448
Part time               1,000             940                      952



7. Provision for Losses on Loans and Advances


                                 Six months to 30 June       Full Year
                                   2004        2003               2003
                                   GBPm        GBPm               GBPm

Provisions charge:
Specific
Secured on residential property     0.8         1.3                4.1
Other secured                       0.2         0.1                1.4
Unsecured                          17.4        15.5               23.4
                               --------     -------          ---------
                                   18.4        16.9               28.9
General
Secured on residential property     0.1         7.8                9.5
Other secured                       0.5         0.7                0.3
Unsecured                           5.3         1.1               10.0
                               --------     -------          ---------
                                    5.9         9.6               19.8
                               --------     -------          ---------
Total provision charge             24.3        26.5               48.7
                               --------     -------          ---------

% of mean advances to customers    0.17%       0.22%              0.19%



                                     30 June    30 June    31 December
                                        2004       2003           2003
                                        GBPm       GBPm           GBPm
Provisions balance:
Specific
Secured on residential property          2.5        2.5            3.1
Other secured                            2.1        1.4            1.9
Unsecured                               32.2       22.1           27.4
                                    --------    -------      ---------
Total                                   36.8       26.0           32.4

General
Secured on residential property         31.6       29.4           31.7
Other secured                            9.2        9.1            8.7
Unsecured                               34.0       26.5           28.5
                                    --------    -------      ---------
Total                                   74.8       65.0           68.9
                                    --------    -------      ---------
Total provision balance                111.6       91.0          101.3
                                    --------    -------      ---------

% of period end advances to             0.40%      0.38%          0.36%
customers


8. Residential Mortgage Arrears

                        30 June             30 June          31 December
                           2004                2003                2003

                  Cases       %       Cases       %       Cases       %
3 - 6 months      1,591    0.29       2,020    0.39       1,674    0.31
Over 6 - 12         501    0.09         712    0.14         634    0.12
months
Over 12 months       49    0.01         115    0.02         106    0.02
                 ------   -----      ------   -----      ------  ------
Total             2,141    0.39       2,847    0.55       2,414    0.45
                 ------   -----      ------   -----      ------  ------


9. 2003 Underlying Results

A reconciliation of reported and underlying profit before and after tax is set out in the following table:

                                      Six months to          Full Year
                                            30 June
                                               2003               2003
                                         (Restated)         (Restated)
                                               GBPm               GBPm

Reported profit before tax (page 10)          185.9              386.6
Surplus on disposal of credit card
portfolio (note 10)                            (7.3)              (7.3)
Non-recurring costs (note 6)                      -                5.6
Covenant to The Northern Rock
Foundation                                      0.3                0.1
                                            ---------          ---------
Underlying profit before tax                  178.9              385.0
                                            ---------          ---------

Reported profit after tax (page 10)           131.9              274.4
Surplus on disposal of credit card
portfolio (note 10)                            (7.3)              (7.3)
Non-recurring costs (note 6)                      -                5.6
Covenant to The Northern Rock
Foundation                                      0.3                0.1
Tax effect                                      2.1                0.5
                                            ---------          ---------
Underlying profit after tax                   127.0              273.3
                                            ---------          ---------

10. Sale of Credit Card Business

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to GBP7.3 million and is recorded in other income. Included in the reported results for the 6 months ended 30 June 2003 is profit before tax of GBP3.6 million and profit after tax of GBP2.6 million in relation to the credit card portfolio to the date of sale. This profit is excluded from like-for-like profit as follows:


                                      Six months to           Full Year
                                            30 June
                                               2003                2003
                                               GBPm                GBPm

Underlying profit before tax (note 9)         178.9               385.0
Credit card contribution                       (3.6)               (3.6)
Covenant to The Northern Rock
Foundation                                      0.2                 0.2
                                           ---------          ---------
Like-for-like profit before tax               175.5               381.6
                                           ---------          ---------

Underlying profit after tax (note 9)          127.0               273.3
Credit card contribution                       (3.6)               (3.6)
Covenant to The Northern Rock
Foundation                                      0.2                 0.2
Tax effect                                      1.0                 1.0
                                           ---------          ---------
Like-for-like profit after tax                124.6               270.9
                                           ---------          ---------

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit after tax are as follows:

                                  Six months to 30 June        Full Year
                                   2004            2003             2003
                                              (Restated)       (Restated)

Weighted average number of        412.8m        412.2m            412.3m
shares in issue
Basic EPS                          34.4p         32.0p             66.6p
Underlying EPS                     34.4p         30.8p             66.3p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Fully diluted weighted
average number of
shares in issue                   415.8m        415.7m            415.9m
Fully diluted EPS                  34.2p         31.7p             66.0p
Underlying fully diluted EPS       34.2p         30.6p             65.7p


The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.0 million (30 June 2003: 3.5 million, 31 December 2003: 3.6 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

12.  Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period.


                                        Six months to 30       Full Year
                                                    June
                                        2004        2003            2003
                                           %           %               %

Type of lending
Fixed rate (long term - over 2           5          12                 10
years)
Fixed rate (short term - up to and
including 2 years)                      38          50                 46
Discount                                26          12                 14
Cashback                                 1           1                  1
Together                                28          22                 25
HERM                                     2           3                  4

Type of customer
First time buyer                        22          22                 23
Next time buyer                         41          35                 37
Remortgage                              37          43                 40

Geographic spread
North                                   15          15                 15
Scotland                                10           9                  9
Midlands                                24          24                 24
South                                   51          52                 52

                                                                        Page 19

13. Loans and Advances to Customers

                                 30 June        30 June      31 December
                                    2004           2003             2003
                                              (Restated)
                                    GBPm           GBPm             GBPm

Advances secured on
residential property not
subject to securitisation         21,463.0     19,941.8        23,179.7
Advances secured on
residential property subject
to securitisation                 21,128.5     14,192.5        15,229.4
                                  --------     --------       ---------
Total advances secured on
residential property              42,591.5     34,134.3        38,409.1

Other secured advances not
subject to securitisation          1,082.1        863.0           939.5

Other secured advances
subject to securitisation            406.7        514.2           449.3
                                  --------     --------       ---------
Total other secured advances       1,488.8      1,377.2         1,388.8

Unsecured loans                    3,930.5      2,730.9         3,236.6
                                  --------     --------       ---------
                                  48,010.8     38,242.4        43,034.5

Less: non-recourse finance       (20,267.5)   (13,765.0)      (14,832.4)
                                  --------     --------       ---------
                                  27,743.3     24,477.4        28,202.1
                                  --------     --------       ---------

                                                                        Page 20

14. Loans and Advances to Customers Subject to Securitisation

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by special purpose securitisation companies from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation and non-recourse finance at 30 June 2004 are as follows:


                                                                   Subordinated
                                                                     loans owed
Securitisation    Date of           Gross assets    Non-recourse         to the
 company          securitisation     securitised         finance          Group
                                          GBPm            GBPm            GBPm
Residential:
Granite
Mortgages       1 October 1999           121.2           114.0                -
99-1 plc
Granite
Mortgages       1 March 2000             308.2           298.8                -
00-1 plc
Granite
Mortgages       25 September             592.5           572.3              6.6
00-2 plc        2000
Granite
Mortgages       26 March 2001            905.3           919.9              5.2
01-1 plc
Granite
Mortgages       28 September             998.3         1,013.0              9.7
01-2 plc        2001
Granite
Mortgages       20 March 2002          1,745.2         1,771.6             27.2
02-1 plc
Granite
Mortgages       23 September           2,125.5         2,162.4             25.3
02-2 plc        2002
Granite
Mortgages       27 January             2,311.6         2,382.4             28.6
03-1 plc        2003
Granite
Mortgages       21 May 2003            2,056.1         2,082.2             23.8
03-2 plc
Granite
Mortgages       24 September           1,961.9         1,974.4             17.0
03-3 plc        2003
Granite
Mortgages       28 January             3,132.1         3,147.2             47.8
04-1 plc        2004
Granite
Mortgages       26 May 2004            3,665.2         3,660.4             61.9
04-2 plc                             ---------       ---------       ----------
                                      19,923.1        20,098.6            253.1
Retained interest in
Granite Trustees Limited               1,205.4               -                -
                                     ---------       ---------       ----------
Total residential                     21,128.5        20,098.6            253.1
                                     ---------       ---------       ----------

Commercial:
Dolerite Funding
No 1 plc        24 June 2002             343.2           318.7             19.1

Retained interest in Dolerite Trustees
Limited                                   63.5               -                -
                                     ---------       ---------       ----------
Total                                    406.7           318.7             19.1
commercial                           ---------       ---------       ----------

Maximum extent of insurance cover
provided by subsidiary                                  (149.8)
                                     ---------       ---------       ----------
Total                                 21,535.2        20,267.5            272.2
                                      --------       ---------       ----------

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained GBP20 million from the proceeds of debt issuance to fund this reserve, which is only repayable after full repayment of the notes.

Interest income earned by Northern Rock in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the Profit and Loss account within other interest receivable and similar income.

                                                                        Page 21


Northern Rock plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies. A summary Profit and Loss account for the above securitisation companies is set out below:


                                     Six months to 30 June        Full Year
                                       2004           2003             2003
                                       GBPm           GBPm             GBPm

Interest receivable                   453.2          329.1            696.0
Interest payable                     (395.9)        (250.5)          (538.3)
Fixed rate swaps payable to           (20.4)         (26.6)           (65.4)
Northern Rock
Other swaps and net interest
payable to  Northern Rock              (2.3)         (18.3)           (34.7)
                                    --------       --------        ---------
Net interest receivable                34.6           33.7             57.6
Other income                            5.9            4.0              8.8
Administrative and other expenses
payable to third parties               (2.6)          (3.4)             0.2

Administrative and other expenses
payable to Northern Rock               (37.9)         (34.3)           (66.6)
                                       -------      --------        --------
Result for the financial period            -             -                -
                                       --------      --------      ---------

15. Covered Bond

Included within loans and advances to customers not subject to securitisation are GBP2,090 million of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to an issue of covered bonds of GBP1,341 million made by Northern Rock on 4 May 2004, which are included within debt securities in issue. Northern Rock retains substantially all the risks and rewards associated with these loans and therefore this transaction does not qualify for linked presentation or sale treatment.



16. Analysis of Customer Accounts

                                    30 June     30 June    31 December
                                       2004        2003           2003
                                       GBPm        GBPm           GBPm

Branch accounts                     2,404.3     2,384.4        2,437.2
Postal accounts                     6,830.0     5,303.5        6,230.8
Internet accounts                   2,693.0     2,661.2        2,891.4
Offshore accounts                   2,321.4     2,479.5        2,405.9
Telephone accounts                  1,087.3     1,651.3        1,339.8
Legal & General branded accounts      844.3     1,175.9        1,037.7
                                   --------    --------      ---------
Total retail balances              16,180.3    15,655.8       16,342.8
Other customer accounts             2,538.1     2,622.7        2,454.5
                                   --------    --------      ---------
                                   18,718.4    18,278.5       18,797.3
                                   --------    --------      ---------

                                                                        Page 22


17. Profit and Loss Account

                                      30 June    30 June    31 December
                                         2004       2003          2003
                                         GBPm       GBPm          GBPm

At 1 January as previously reported   1,249.9    1,071.6       1,071.6
Prior year adjustment (note 1a)         (48.0)     (44.5)        (44.5)
                                      -------   --------     ---------
At 1 January restated                 1,201.9    1,027.1       1,027.1
Movements in relation to own shares
(note 18)                                 5.1        5.0          (3.3)

Profit for the financial period         106.9      100.7         178.1
                                     --------   --------     ---------
                                      1,313.9    1,132.8       1,201.9
                                     --------   --------     ---------

18. Own Shares

The amounts deducted from the profit and loss reserve in respect of own shares, which are held at cost, are as follows:


                                      30 June     30 June    31 December
                                         2004        2003           2003
                                         GBPm        GBPm           GBPm

Own shares in relation to employee
share schemes                             52.6      47.5          58.2
                                       --------  --------     ---------

Movements in the amount deducted from reserves in respect of own shares have been as follows:
                                      30 June    30 June    31 December
                                         2004       2003           2003
                                         GBPm       GBPm           GBPm

At 1 January                              58.2      53.9          53.9

Purchases of shares                        2.1       3.9          15.5
Use of shares on exercise of employee
options and for other employee share      (7.7)    (10.3)        (11.2)
plans                                   --------  --------    ---------
                                          (5.6)     (6.4)          4.3
                                        --------  --------    ---------
                                          52.6      47.5          58.2
                                        --------  --------    ---------

The credit/(charge) to the Group's Profit and Loss account reserve have been as follows:

                                      30 June    30 June     31 December
                                         2004       2003            2003
                                         GBPm       GBPm            GBPm

(Deficit)/surplus on transactions in
own  shares                                (0.5)     (1.4)          1.0
Net decrease/(increase) in cost of
own shares                                  5.6       6.4          (4.3)

                                       --------  --------     ---------
                                            5.1       5.0          (3.3)
                                       --------  --------     ---------

                                                                        Page 23

19. Capital Structure
                                    30 June       30 June       31 December
                                       2004          2003              2003
                                               (Restated)         (Restated)
                                       GBPm          GBPm              GBPm

Tier 1
Share capital                       123.9           123.9          123.9
Share premium account                 6.8             6.8            6.8
Capital redemption reserve            7.3             7.3            7.3
Profit and loss account           1,313.9         1,132.8        1,201.9
Reserve capital instruments         286.4           253.8          266.3
Tier one notes                      200.0           200.0          200.0
Goodwill                            (28.9)          (32.5)         (30.7)
                                  --------       ---------     ----------
Total Tier 1 capital              1,909.4         1,692.1        1,775.5

Upper Tier 2
Perpetual subordinated debt         746.4           350.3          350.3
Reserve capital instruments          13.6            46.2           33.7
General provisions                   82.0            70.8           75.4
Total Upper Tier 2 capital          842.0           467.3          459.4

Lower Tier 2
Term subordinated debt              769.3           769.2          769.2
                                 --------       ---------     ----------
Total Tier 2 capital              1,611.3         1,236.5        1,228.6

Deductions                         (299.7)         (174.8)        (190.5)
                                 --------       ---------     ----------
Total capital                     3,221.0         2,753.8        2,813.6
                                 --------       ---------     ----------
Risk weighted assets             20,153.0        17,836.2       19,690.5
                                 --------       ---------     ----------

Tier 1 ratio (%)                    9.5%            9.5%          9.0%
Total capital (%)                  16.0%           15.4%         14.3%

                                                                        Page 24

20. Reconciliation of Operating Profit to Net Operating Cash Flows

                                Six months to 30 June            Full Year
                                 2004             2003                2003
                                             (Restated)          (Restated)
                                 GBPm              GBPm               GBPm

Operating profit                  200.3           185.9              386.6
(Increase)/decrease in
prepayments and                   (50.1)          (17.0)              37.9
accrued income
(Decrease)/increase in
accruals and                      (65.5)          (38.7)              28.1
deferred income
Provision for bad and              24.3            26.5               48.7
doubtful debts
Loans and advances written
off net of recoveries             (14.0)          (18.4)             (30.3)
Depreciation and                   10.4             9.5               20.1
amortisation
Interest on subordinated           36.7            31.5               62.0
liabilities
Interest on reserve capital         9.3             8.6               17.3
instruments
Interest on tier one notes          6.1             5.7               11.4
Other non-cash movements            7.6             3.2               14.7
                               --------        --------           ---------
Net cash inflow from              165.1           196.8              596.5
trading activities
Net increase in loans and
advances to                    (5,361.4)       (5,336.2)          (9,631.9)
banks and customers
Net increase in deposits by
banks and                          41.2           725.0            1,147.7
customer accounts
Net increase in debt
securities in issue             4,698.0         5,452.1            8,794.5
Net decrease/(increase) in         13.1           (19.9)               2.6
other assets
Net increase/(decrease) in
other liabilities                   8.5            34.2              (63.6)
                                  --------      --------          ---------
Net cash (outflow)/inflow
from                             (435.5)        1,052.0              845.8
operating activities             --------      --------           ---------



21. Basis of Preparation

Other than the changes set out in note 1, accounting policies and methods remain unchanged from those used in the preparation of the 2003 annual accounts.

22. Interim Dividends

Ex dividend date        29 September 2004
Record date                1 October 2004
Payment date              29 October 2004

23. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2003 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on
21 July 2004. The report is also available on the Northern Rock website www.northernrock.co.uk from 8.30am on 20 July 2004.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00pm on 20 July 2004.

                                                                        Page 25

Independent Review Report to Northern Rock plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cashflow statement, reconciliation of movements in shareholders' funds and statement of total recognised gains and losses and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP                            Newcastle upon Tyne
Chartered Accountants                                        20 July 2004

                                                                        Page 26


Contacts

City Contacts                                                    Press Contacts

Bob Bennett                                                      Tony Armstrong
Group Finance Director                                  Communications Director
0191 279 4366                                                     0191 279 4676

Dave Jones                                                            Ron Stout
Deputy Finance Director                                              PR Manager
0191 279 4474                                                     0191 279 4676

Richard Moorin                                                 James Murgatroyd
Investor Relations                                             Finsbury Limited
0191 279 4093                                                     020 7251 3801



This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.





                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  20 July 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary